Exhibit 4.1

SECOND AMENDMENT TO THE RIGHTS AGREEMENT

          SECOND AMENDMENT TO RIGHTS AGREEMENT (this “Amendment”), dated as of October 16, 2008, to the Rights Agreement, dated as of September 28, 2001, as amended by the First Amendment to the Rights Agreement, dated as of July 22, 2007 (as amended, the “Rights Agreement”), between United Rentals, Inc., a Delaware corporation (the “Company”), and American Stock Transfer & Trust Co., as rights agent (the “Rights Agent”). Capitalized terms not otherwise defined in this Amendment shall have the meaning ascribed to such terms in the Rights Agreement.

                    WHEREAS, the Company and the Rights Agent have heretofore executed and entered into the Rights Agreement;

                    WHEREAS, under the Rights Agreement, the Company and the Rights Agent may amend the Rights Agreement at any time prior to the time any Person becomes an Acquiring Person, which has yet to occur;

                    WHEREAS, the Board of Directors of the Company has determined that it is necessary and desirable to amend the Rights Agreement to lower the thresholds set forth in Section 1(a) and 3(a) of the Rights Agreement to 15%, in each case as set forth in this Amendment;

                    WHEREAS, (i) Section 28 of the Rights Agreement provides that the Company may supplement or amend any provision of this Agreement without the approval of any holders of the Rights (subject to limited exceptions that do not apply for purposes hereof); (ii) pursuant to Section 28 of the Rights Agreement, an appropriate officer of the Company has delivered a certificate to the Rights Agent stating that the proposed supplements and amendments to the Rights Agreement set forth in this Amendment are in compliance with Section 28 of the Rights Agreement; and (iii) pursuant to the terms of the Rights Agreement and in accordance with Section 28 thereof, the Company has directed that the Rights Agreement should be amended and supplemented as set forth in this Amendment.

                    NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

1.	Amendments to Rights Agreement.

(a)

As set forth in Section 1(a) of the Rights Agreement, the threshold of Beneficial Ownership by a Person (together with all Affiliates and Associates) of 25% of the number of Common Shares of the Company then outstanding at which such Person shall, subject to the provisions of the Agreement, be deemed to be an Acquiring Person is hereby changed to 15%.

(b)	Section 1(a) of the Rights Agreement is amended to add the following sentence to the end thereof:

“Notwithstanding anything in this Agreement to the contrary, any Person who as of October 16, 2008 beneficially owns 15% or more of the Common Shares of the Company then outstanding shall not become an Acquiring Person unless such Person shall after October 16, 2008 increase its beneficial ownership of the then outstanding Common Shares (other than as a result of an acquisition of Common Shares by the Company) to an amount equal to or greater than the greater of (x) 15% or (y) the sum of (i) the lowest beneficial ownership of such Person as a percentage of the outstanding Common Shares as of any date on or after October 16, 2008 plus (ii) .001%.”

(c)	Section 3 of the Rights Agreement is hereby amended such that all references to “25%” in that Section shall be deleted and substituted with “15%” in lieu thereof.

(d)	Section 3(a) of the Rights Agreement is amended to add the following sentence at the end thereof:

“Notwithstanding anything in this Agreement to the contrary, a Distribution Date shall not be deemed to have occurred solely by virtue of, or as the result of, any Person who as of October 16, 2008 beneficially owns 15% or more of the Common Shares of the Company then outstanding, unless, after October 16, 2008, such Person increases its beneficial ownership of the then outstanding Common Shares (other than as a result of an acquisition of Common Shares by the Company) to an amount equal to or greater than the greater of (x) 15% or (y) the sum of (i) the lowest beneficial ownership of such Person as a percentage of the outstanding Common Shares as of any date on or after October 16, 2008 plus (ii) .001%.”

          2.     Interpretation. The term “Agreement” as used in the Rights Agreement shall be deemed to refer to the Rights Agreement as amended hereby.

          3.     Severability. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment, and of the Rights Agreement, shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

          4.     Effectiveness. This Amendment shall be deemed effective as of the date first written above. Except as expressly amended herein, all other terms and conditions of the Rights Agreement shall remain in full force and effect.

          5.     Governing Law. This Amendment shall be deemed a contract made under the laws of the State of Delaware, and for all purposes of this Amendment shall be governed by and construed in accordance with the laws of such State applicable to contracts made and to be performed entirely within such State;

          6.     Counterparts. This Amendment may be executed in any number of counterparts (including by facsimile), each of which shall be an original and all of which shall constitute one and the same document.

                    IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed as of the day and year first above written.

Attest:	UNITED RENTALS, INC.

By: /s/ Joli Lyn Gross	By: /s/ Roger E. Schwed

Name: Joli Lyn Gross	Name: Roger E. Schwed
Title: Vice President and Assistant Secretary	Title: Executive Vice President and General Counsel

Attest:	AMERICAN STOCK TRANSFER & TRUST CO., as Rights Agent

By: /s/ Jessenia Tejada	By: /s/ Joseph Alicia

Name: Jessenia Tejada	Name: Joseph Alicia
Title: Account Executive	Title: Vice President